U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending August 31, 2003

Cambior Inc.

1111 St. Charles Street West

East Tower, Suite 750

Longueuil, Quebec

Canada

J4K 5G4

Attn: Lucie Desjardins

Corporate Secretary

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                                              Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                              No   X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.]

LIST OF DOCUMENTS

1.

Press release issued by Cambior Inc. on August 6, 2003, announcing the reception of a final receipt for its short form prospectus;

2.

Press release issued by Cambior Inc. on August 7, 2003, announcing the improvement of conditions under the loan agreement by the elimination of the hedging covenant;

3.

Press release issued by Cambior Inc. on August 8, 2003, announcing a conference call on corporate update; and

4.

Press release issued by Cambior Inc. on August 12, 2003, announcing the closing of the CDN $100 million bought deal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: September 4, 2003

By:

/s/ Lucie Desjardins

Lucie Desjardins

Corporate Secretary &

Senior Legal Counsel